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Exhibit 15.2

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and twelve months ended February 28, 2014. This MD&A is dated May 14, 2014 and should be read in conjunction with our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 28, 2014 and the Annual Information Form for the year ended February 28, 2014 (the "AIF") which is available at www.sedar.com (SEDAR) and at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2014.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars ("USD"). The information contained herein is dated as of May 14, 2014 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks in August 2013 in connection with the acquisition by Nokia Corporation of Siemen's 50% stake in Nokia Siemens Networks) now operates as Nokia (referred to herein as either: "Nokia" or "Nokia's Networks business"); our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our ability to successfully complete and integrate acquisitions of products or businesses, including the integration of microwave transport business of Nokia into our existing product lines and businesses and other risks associated with acquisitions;
  •
  our reliance on Nokia and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia;
  •
  our reliance on a small number of customers for a large percentage of revenue;
  •
  our ability to implement our ongoing program of operating cost reductions;
  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  our history of losses;
  •
  our dependence on our ability to develop new products and enhance existing products;
  •
  our ability to successfully manage growth;
  •
  our dependence on establishing and maintaining relationships with channel partners;
  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;
  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;
  •
  a lengthy and variable sales cycle;
  •
  the impact that general economic weakness and volatility may be having on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  currency fluctuations;
  •
  our exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models from existing and potential customers and as a result of competition;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  the ability of our customers to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;
  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a change in our tax status or assessment by domestic or foreign tax authorities;
  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants on our ability to raise capital and to undertake certain business transactions;
  •
  risks associated with possible loss of our foreign private issuer status; and
  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia and our renewed operational framework with Nokia announced on April 10, 2013 are based on certain assumptions including:

  •
  the successful implementation of our renewed framework, including sales growth from Nokia as a result of the renewed framework; and
  •
  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from Nokia, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

        Other risks relating to Nokia identified by Nokia Corporation are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2013 under item 3D "Risk Factors".

        Also see the discussion under "Liquidity and Capital Resources — Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Twelve Months Ended
	February 28, 2014	February 28, 2013	February 29, 2012	February 28, 2014	February 28, 2013	February 29, 2012
REVENUE	17,857	28,294	9,150	90,011	123,877	45,656
Cost of sales	15,268	26,807	8,006	79,348	104,376	29,255

Gross profit	2,589	1,487	1,144	10,663	19,501	16,401

	14.5%	5.3%	12.5%	11.8%	15.7%	35.9%
EXPENSES
Research and development	4,863	7,713	5,400	19,948	34,020	22,898
Selling and marketing	3,165	4,138	3,585	13,201	16,088	15,307
General and administrative	3,762	6,600	4,735	17,087	26,601	17,653
	—	—	—	—	—	(902)

	11,790	18,451	13,720	50,236	76,709	54,956

Loss before amortization of intangible assets and other items	(9,201)	(16,964)	(12,576)	(39,573)	(57,208)	(38,555)
Amortization of intangible assets	(404)	(845)	(373)	(1,900)	(3,748)	(1,986)
Accretion expense	(48)	(56)	(38)	(222)	(124)	(650)
Restructuring expense	—	(448)	—	—	(2,085)	—
Interest (expense) revenue	(440)	(451)	85	(1,750)	(1,662)	460
Impairment of intangible assets	—	(5,388)	—	—	(13,812)	(8,315)
Warrant issuance expenses	—	—	—	(662)	—	—
Gain/(loss) on change in estimate	(553)	—	623	2,759	6,958	15,146
Gain on contract amendment	—	—	—	5,702	—	—
Gain on purchase of business	—	—	—	—	19,397	—
Fair value adjustment — warrant liability	(352)	—	—	3,235	—	—
Loss on sale of assets	—	(2,827)	—	—	(2,827)	—
Foreign exchange (loss) gain	(311)	145	218	(1,530)	23	100

Loss before income taxes	(11,309)	(26,834)	(12,061)	(33,941)	(55,088)	(33,800)
Income tax expense (recovery)	128	428	1,354	398	(81)	(104)

Net Loss	(11,437)	(27,262)	(13,415)	(34,339)	(55,007)	(33,696)
Net Loss Attributable to Non-Controlling Interest	(162)	81	47	97	258	215

Net Loss applicable to shareholders	(11,599)	(27,181)	(13,368)	(34,242)	(54,749)	(33,481)
Net loss per share
Basic & Diluted	(0.20)	(0.71)	(0.25)	(0.83)	(1.46)	(0.94)
Weighted Average Shares Outstanding
Basic & Diluted	57,062,936	38,043,594	35,573,810	41,438,383	37,495,818	35,506,689

        The changes in the results between fiscal years 2014, 2013 and 2012 can be attributed to a number of factors including:

  1)
  The revenue growth between fiscal year 2014 and fiscal year 2012 is attributable to our strategic partnership with Nokia and the related business volumes resulting from this arrangement. Between

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    fiscal year 2013, when the strategic partnership began, and fiscal year 2014 the sales through the Nokia sales channel have decreased by $26.9 million.

  2)
  Our gross profit percentage was lower in fiscal year 2014 compared to fiscal year 2012 because of the predominance of Original Equipment Manufacturer (OEM) related revenue, which includes revenue through the Nokia channel in fiscal 2014. OEM related revenue tends to have higher volume discounts and therefore lower prices than sales through other channels. The gross profit percentage in fiscal year 2014 compared to fiscal year 2013 was impacted by scheduled pricing reductions to Nokia which occurred in fiscal year 2014 without comparable cost reductions.

  3)
  Operating expenses have decreased in fiscal 2014 relative to fiscal year 2013 because of both changes to our services agreements with Nokia and internal restructuring. Expenses have decreased relative to fiscal year 2012 primarily as a result of internal restructuring.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data:

	As at February 28, 2014	As at February 28, 2013
Assets
Current Assets
Cash and cash equivalents	18,992	22,959
Trade receivables	17,408	35,452
Inventory	30,416	32,722
Other current assets	5,909	6,077
Contingent receivable	—	13,843
Deferred tax asset	69	69

	72,794	111,122
Long Term Assets
Property and equipment	3,168	7,444
Deferred tax asset	1,536	1,581
Deferred financing cost	60	149
Intangible assets	1,635	2,771
Goodwill	11,927	11,927

	18,326	23,872

Total Assets	91,120	134,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	29,964	56,962
Debt facility	—	15,000
Deferred revenue	984	1,163
Capital lease obligation	1,795	3,251
Contingent liabilities	—	255

	32,743	76,631
Long Term Liabilities
Debt facility	15,000	—
Capital lease obligation	—	1,451
Warrant liability	1,360	—
Other long term liabilities	574	783
Contingent liabilities	—	519

	16,934	2,753
Shareholders' equity
Capital stock	198,593	179,429
Contributed surplus	7,118	6,047
Deficit	(154,505)	(120,197)
Accumulated other comprehensive loss	(9,682)	(9,685)

Total Shareholder's equity	41,524	55,594
Non-controlling interests	(81)	16

Total Equity	41,443	55,610
Total Liabilities and Shareholder's equity	91,120	134,994

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers including end-customers we supply through Nokia. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the repercussions of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

	FY13				FY14
	May 31 2012	Aug 31 2012	Nov 30 2012	Feb 28 2013	May 31 2013	Aug 31 2013	Nov 30 2013	Feb 28 2014
Revenue	12,974	44,157	38,452	28,294	24,532	25,453	22,169	17,857
Gross Profit	4,133	6,743	7,138	1,487	2,820	2,794	2,460	2,589
Gross Profit %	31.9%	15.3%	18.6%	5.3%	11.5%	11.0%	11.1%	14.5%
Operating Expenses	13,327	25,009	19,922	18,451	13,432	12,391	12,623	11,790
Loss before other items — (gross profit less operating expenses)	(9,194)	(18,266)	(12,784)	(16,964)	(10,612)	(9,597)	(10,163)	(9,201)
Loss for the period	(12,637)	(1,172)	(13,936)	(27,262)	(6,679)	(10,601)	(5,622)	(11,437)
Loss per share
Basic and Diluted	(0.35)	(0.03)	(0.36)	(0.71)	(0.17)	(0.28)	(0.12)	(0.20)
Weighted average number of shares outstanding
Basic & Diluted	35,931,347	37,992,859	38,033,222	38,043,594	38,059,919	38,112,887	47,329,275	57,062,936
Total Assets	109,616	164,099	152,433	134,994	104,254	89,221	98,113	91,120

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Key points on our results of operations for the fourth quarter and year ended February 28, 2014 when comparing those results to the same periods in the previous fiscal year include the following:

  •
  Decreases in revenue (fourth quarter decrease — $10.4 million; full year decrease — $33.9 million) were driven primarily by the following factors:

  •
  Sales through the Nokia sales channel globally (fourth quarter decrease — $6.4 million; full year decrease — $26.9 million)

  •
  Timing of certain European based integrator's installations resulted in higher revenue in one portion of the year and lower in the other (fourth quarter decrease — $0.3 million; full year increase — $2.9 million)

  •
  Increases in sales to a Tier 1 operator located in Japan (fourth quarter increase — $1.0 million; full year increase — $1.0 million)

  •
  Lower sales to a Tier 1 operator located in the US serviced primarily through an OEM partnership (fourth quarter decrease — $2.0 million; full year decrease — $2.4 million)

  •
  Lower sales to US based distributors and other (fourth quarter decrease — $2.4 million; full year decrease — $7.0 million)

  •
  Exit from the fusion product line, designed in Israel (fourth quarter decrease — $0.3 million; full year decrease — $1.5 million)

  •
  During fiscal 2014 gross profit percentage approximated 11.2% for the first three quarters of the year and improved to 14.5% in the fourth quarter of fiscal year 2014. Significant efforts are being made to reduce the input costs of our products and to control continued downward pricing pressures.

  •
  When compared to the gross profit percentage in the fourth quarter of the previous year, our gross profit percentage increased by 9.2% as we continue to reduce raw material costs.

  •
  When comparing the full year's gross profit percentage to the same twelve months in the previous fiscal year, gross profit decreased by 3.9% due to scheduled pricing decreases over the intervening twelve month period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Operating expenses decreased relative to the same three and twelve month periods in the previous fiscal year as a result of the following factors:

	Q4 ended	Full Year ended
	February 28	February 28
FY2013	18.5	76.7

Nokia's services agreements and amortization of "lease holiday" asset	(4.0)	(17.6)
Reduced size of workforce across all functional areas	(0.4)	(3.8)
Closure of the Israeli design and sales centre (formerly Axerra)	—	(3.3)
Travel & Living — reduced spending primarily in senior head office and operations team members	(0.3)	(1.3)
Variable compensation	(0.2)	(1.1)
Depreciation — primarily on assets acquired through the Nokia acquisition	(0.8)	(1.0)
Impact of a stronger USD — impacts CAD based expenses	(0.4)	(1.0)
Legal, other professional services, bad debt expense and other	(0.6)	(0.2)
China Design Centre — opened for 12 months in FY2014, only 9 months in FY2013	—	2.8

Total Changes	(6.7)	(26.5)

FY2014	11.8	50.2

        Other Items:

  •
  Amortization, Interest and Foreign Exchange

  •
  We incur amortization of intangible assets charges, interest related to debt and foreign exchange expenses primarily on non-USD denominated monetary accounts. These types of costs reduced our earnings in fiscal 2014 (fourth quarter — $1.2 million; full year — $5.4 million)

  •
  Contract amendments and changes in estimated liabilities and receivables

  •
  In the first quarter of fiscal 2014, we amended our contract with Nokia and as a result of that amendment a $5.7 million gain was recognized in fiscal year 2014. See "Acquisition of the Microwave Transport Business of Nokia Siemens Networks (now Nokia) — Gain on Contract Calculation" in this MD&A.

  •
  There were a number of changes in estimate that impacted our results. In particular, in the fourth quarter of fiscal 2014, we reduced our expectations associated with a receivable estimated at the time of the sale of DragonWave's wholly owned subsidiary in Israel by $0.6 million. On a year-to-date basis this loss was offset by reductions in estimated liabilities first recorded at the time of our acquisition of Nokia's microwave transport business. The net of these changes resulted in a full year gain on change in estimate of $2.8 million.

  •
  Equity Offering in September, 2013. See "Our Priorities — Equity Offering" section of this MD&A

  •
  As a result of the issue of warrants under the equity offering completed in September 2013 (the "Equity Offering"), a warrant liability was recognized. The creation of the warrant liability and

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

      its subsequent re-valuation resulted in a loss in the fourth quarter, and a gain for the full year (fourth quarter — ($0.4 million); full year — $3.2 million)

    •
    Of the total $2.6 million in fees associated with the Equity Offering, $0.7 million was expensed in the statement of operations for the year ended February 28, 2014. This represents a prorated portion of the total costs based on the value of the warrants.

  As a result of the factors described above, for fiscal 2014 we incurred a loss applicable to shareholders (fourth quarter — $11.6 million; full year — $34.2 million).

  Cash decreased by $4.6 million when compared to the cash balance at November 30, 2013, and by $4.0 million relative to the balance at February 28, 2013. In the third quarter we increased our cash balance by $22.4 million following the Equity Offering ($25.0 million proceeds less $2.6 million in expenses). The ending cash balance was $19.0 million.

Our Priorities

        Our primary operational objective is to achieve cash flow break-even from operations. We plan to accomplish this objective largely by focusing on the new revenue opportunities we are now working to close on and by continuing to decrease our costs of direct materials and overhead.

  Equity Offering

        On September 23, 2013, pursuant to the Equity Offering of units, we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the warrants.

        The terms of the warrants allow holders of the warrants to exercise the warrants on a cashless basis. A holder of warrants may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making the cash payment on account of the aggregate exercise price, elect instead to receive upon such exercise the net number of common shares determined according to the formula set forth in the form of warrant and defined in the form of warrant as the "Net Number". The warrants also provide that holders may exercise on a cashless basis and receive 133 1/3% of the common shares they would otherwise be entitled to receive upon exercise of the warrants, if such exercise (1) occurs after November 12, 2013 and before the October 12, 2014, and (2) the "Market Price" (as defined in the form of warrant) is less than $2.10 (as adjusted for stock splits, stock dividends, recapitalizations and similar events).

        The terms of the warrants also provide that in the event of a "fundamental transaction" (as defined in the form of warrant) we may be required to settle the warrants with a cash payment. ASC 815-40-25-8 states that if an event that is not within the entity's control could require net cash settlement, then the contract shall be classified as a liability. As such, we recognized a liability for $6.4 million which represented the fair value of the liability as at September 23, 2013. As it is a derivative, it is required to be presented at its fair value as at each Balance Sheet date. Increases or decreases in fair value of the warrants are included as a component of fair value adjustment warrant liability in the Consolidated Statement of Operations. As at February 28, 2014, 3,171,000 warrants were outstanding and the liability for warrants was decreased to $1.4 million. In the twelve

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

months ended February 28, 2014 we increased our common stock value by $1.8 million which represented the value of warrants exercised and realized a gain in the amount of $3.2 million in the Consolidated Statement of Operations which represented the change in fair value of the remaining warrant liability.

        Subsequent to the Consolidated Balance Sheet date a further 200,000 warrants were exercised resulting in an issuance of 199,388 of our common shares.

  Acquisition of the Microwave Transport Business of Nokia Siemens Networks (now Nokia)

        On June 1, 2012 we announced the closing of the acquisition of Nokia's microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à r.l and Nokia Siemens Networks B.V. ("NSN B.V." and together with its affiliates and subsidiaries, "NSN") dated May 3, 2012.

        NSN's name was changed to Nokia Solutions and Networks in August 2013 in connection with the acquisition by Nokia Corporation of Siemen's 50% stake in NSN, and was recently renamed Nokia and now operates under the Nokia Corporation brand.

        The results of operations for the year ended February 28, 2014 were impacted by changes announced on April 10, 2013 to our existing operational framework with Nokia.

        The original purchase price for the acquisition of Nokia's microwave transport business included a contingent receivable based on business performance in the eighteen months following closing. Under the terms of the renewed framework, Nokia paid $13.8 million to us on April 12, 2013 which settled the balance of our contingent receivable.

        Nokia also took on additional commitments and costs so that we can continue to develop and supply microwave products. The Italian services agreement, pursuant to which Nokia provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, we were able to reduce our accounts payable by $13.3 million. We also eliminated the capital assets and the corresponding capital lease obligation associated with the Italian operations. We also recorded an estimated termination fee of $8.7 million to be paid in several tranches.

        Finally, a liability recorded related to an Indian lease obligation was amended and a gain of $0.4 million was recognized.

        The net impact of these items results in a gain of $5.7 million which was recognized in the statement of operations for the year ended February 28, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Gain on Contract Amendment Calculation:

YTD FY2014
Revaluation of the Indian lease obligation	(0.4)
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on contract amendment	(5.7)

        Overdue balances recorded in accounts receivable and payable as at February 28, 2013 between the two companies were settled in the first quarter of fiscal 2014 in the amount of $19.4 million and $13.8 million respectively.

  Debt Facility

        We have established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2014, this asset based credit facility was for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        The credit facility was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. The new terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the year ended February 28, 2014 the weighted average debt outstanding was $15.0 million (fiscal year 2013 — $15.0 million) and we recognized $1.0 million in interest expense related to the debt facility (fiscal year 2013 — $1.1 million) and expensed $0.6 million in deferred financing cost (fiscal year 2013 — $0.5 million).

        As at February 28, 2014, we were in breach of one of the covenants then in place on the facility. However, we obtained a waiver of the breach from our lenders for a period through May 31, 2014 which eliminated any acceleration of repayment of our obligation.

        We have been in breach of one or more covenants in the past and in each case we obtained waivers from our lenders prior to the release of our financial statements. As at February 28, 2013, we were in breach of one of the covenants then in place on the facility at that time. Prior to the release of our financial statements for fiscal year 2013, we obtained a waiver of the breach from our lenders for a period through May 31, 2013, which eliminated any acceleration of repayment of our obligation. As at August 31, 2013 the Company was in breach of two of the financial covenants under the credit facility. Both breaches were waived by our lenders.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Sale of DragonWave Ltd. — (formerly Axerra Networks Ltd.)

        On January 22, 2013, we sold all of our shares of DragonWave Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, we have a liability to pay certain future obligations. During the year ended February 28, 2014, we reduced the contingent liability by $0.3 million based on a change in circumstance which is included in the consolidated statement of operations as a change in estimate. As at February 28, 2014, there is no longer any recorded liability on the balance sheet (February 28, 2013 — $0.8 million), nor is there any maximum potential liability to us at February 28, 2014 (fiscal year 2013 — $1.3 million).

        Also, under the terms of a supply and services agreement, we have an opportunity to earn an additional $5.1 million (fiscal year 2013 — $5.3 million) based on business performance subsequent to the disposition for which we have recorded a receivable of $52 thousand (February 28, 2013 — $0.6 million) which represents our estimate of the amounts to be collected based on the discounted forecasted future cash inflows. Our revised estimate resulted in a $0.6 million expense to the consolidated statement of operations in the fourth quarter of fiscal 2014.

  Changes to the Board of Directors during Fiscal Year 2014

        In December 2013, we announced the addition of Mr. Robert Pons to our Board of Directors. Mr. Pons is a veteran of the telecommunications industry and is based in the United States. He brings a rich combination of senior operating and board governance experience to DragonWave including expertise in developing and implementing Sales, Marketing and Distribution strategies.

        In June 2013, we announced the appointment of Lori O'Neill to our Board of Directors. Lori O'Neill is a Chartered Accountant and Certified Public Accountant (Illinois). She retired from Deloitte in 2012 after over 24 years of service, 16 years as partner. She has experience with growth companies from startup to multinationals, supporting complex transactions, private and public equity offerings and mergers and acquisitions. Ms. O'Neill is currently serving as the Chair of our Audit Committee.

  Additional Investment in DragonWave HFCL India Private Limited.

        During the year ended February 28, 2014 we contributed an additional $0.2 million to DragonWave HFCL India Private Limited, in the form of a capital contribution. Subsequent to year end, the non-controlling interest which owns 49.9% of the subsidiary contributed its portion.

  Design Wins and Future Prospects

        We believe that revenue growth will be achieved through both strategic partnerships and direct customer relationships. Throughout fiscal 2014 we have worked closely with Nokia to redefine our relationship and gain better visibility about future global opportunities with this partner. In the United States we are working with a Tier 1 operator on the design of a network and we believe this customer relationship holds opportunity for future hardware sales. In India we have been working closely with a major operator there to define their needs. Our first shipments to this customer began in the first quarter of fiscal 2015.

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. We use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

        Adjusted EBITDA corresponds to EBITDA as defined above less elements that are non-cash in nature. We believe that this metric is necessary in order to isolate the commercial operations from certain non-cash costs. Consistent improvement in adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance. The definitions of the measures that we adopted may differ from those of other businesses. We calculate EBITDA and adjusted EBITDA consistently over each fiscal period.

	Three Months Ended February 28, 2014	Twelve Months Ended February 28, 2014
Summarized US GAAP Income Statement
Revenue	17,857	90,011
Cost of Sales	15,268	79,348

Gross Margin	2,589	10,663
Operating Expenses	11,790	50,236
Other Gains/Losses and Expenses	2,236	(5,234)

Net Income (loss)	(11,437)	(34,339)
Reconciliation to Non-GAAP Measures
Net Income, under US GAAP	(11,437)	(34,339)
Interest expense	440	1,750
Tax expense	128	398
Depreciation of fixed assets	780	4,648
Amortization of intangible assets	404	1,900

EBITDA	(9,685)	(25,643)
Non-Cash and Normalizing Adjustments:
Stock option expenses	324	1,278
Equity issuance costs	—	662
Fair value adjustments (loss)/gain	352	(3,235)
Gain on contract amendment	—	(5,702)
Loss/(Gain) on change in estimate	553	(2,759)
Accretion expense	48	222
Inventory provision	493	1,078

Adjusted EBITDA	(7,915)	(34,099)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We consider that we have one operating segment, namely, broadband wireless backhaul equipment. We address this market through a variety of products that range in capability and price. We have products that have been internally developed as well as acquired through acquisitions, namely the acquisition of Nokia's microwave transport business. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, through sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region.

        The three main geographic regions that we examine are North America, Europe/Middle East & Africa ("EMEA") and Asia, India and Other, as well as the Nokia channel both in India and world-wide. During this fiscal year, we serviced Nokia through shipments to warehouse locations, and not to end-customer sites, and therefore it is difficult to determine accurately the exact geographical location of our products.

	For the three months ended				For the twelve months ended
	February 28, 2014		February 28, 2013		February 28, 2014		February 28, 2013
North America	3,037	17%	7,494	26%	23,608	26%	35,029	28%
Europe, Middle East and Africa	1,566	9%	2,707	10%	10,995	12%	9,404	8%
Nokia (through India)	2,127	12%	3,561	13%	9,240	10%	16,014	13%
Nokia (Rest of World)	7,880	44%	12,826	45%	38,076	43%	58,237	47%
Other Customers (Rest of World)	3,247	18%	1,706	6%	8,092	9%	5,193	4%
	17,857	100%	28,294	100%	90,011	100%	123,877	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of several outsourced contract manufacturers with locations in India, Germany, China and Malaysia. During the past year, we have focused our outsourced manufacturers to two separate companies both located in Malaysia.

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities. It also includes the costs associated with services agreements in place with Nokia for services delivered in Italy and China during fiscal year 2013. The Chinese services agreement came to an end on November 30, 2012 and after that date, our Chinese operations became a direct cost.

        Selling and marketing expenses ("S&M") include the remuneration of sales staff, travel and trade show activities and customer support services. As well, it includes the costs associated with services agreements with Nokia delivered in fiscal 2013.

        General and administrative expenses ("G&A") relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs. As well, it includes the costs associated with services agreements with Nokia delivered in fiscal 2013.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. We continue to lease premises from a real estate company controlled by an individual who was a member of the Board of Directors until June 12, 2012. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continues to remain in effect. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months and twelve months ended February 28, 2014 and February 28, 2013

Revenue

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
17,857	28,294	(10,437)	90,011	123,877	(33,866)

        The largest contributor to our decrease in revenue was the reduction in the volume of business we secured through Nokia's Networks business. Revenue from the acquired Nokia channel was responsible for $26.9 million of the $33.8 million revenue reduction experienced over the last 12 months.

        We continue to remain optimistic with regards to the revenue potential of the Nokia channel. This optimism is in part based on press releases which highlighted Nokia's renewed focus on the business of networks. This followed its acquisition of the remaining 50% of the Nokia joint venture from Siemens. Our positive outlook is also based on Nokia's position as the incumbent in many of the largest network operators in the world.

        Other variations in sales volume included: 1) a reduction in the volume of product sold through our US based distribution channel which can be cyclical in nature, and 2) a reduction in our sales to our largest Tier 1 operator located in the United States, who underwent a capital re-organization during fiscal year 2013. We continue to see North America as an area of strength and growth in the coming years due to our historical position as one of the leading providers of carrier grade ethernet backhaul in this region.

Variance for three months ended February 28, 2014
Revenue — Three months ended February 28, 2013	28,294
Variances:
Acquired Nokia channel outside of India	(4,946)
Sales in India through Nokia	(1,434)
US Based distribution	(1,203)
Sales of our Fusion based product line	(344)
European based integrators	(216)
Tier 1 Operator located in US serviced through OEM & direct	(2,012)
Tier 1 Operator located in Japan serviced through an OEM	1,042
Other	(1,324)

Revenue — Three months ended February 28, 2014	17,857

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Variance for the twelve months ended February 28, 2014
Revenue — Twelve months ended February 28, 2013	123,877
Variances:
Acquired Nokia channel outside of India	(20,161)
Sales in India through Nokia	(6,774)
US Based distribution	(6,663)
Sales of our Fusion based product line	(1,525)
European based integrator	2,885
Tier 1 Operator located in US serviced through OEM & direct	(2,392)
Tier 1 Operator located in Japan serviced through an OEM	1,002
Other	(238)

Revenue — Twelve months ended February 28, 2014	90,011

Gross Profit

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
2,589	1,487	1,102	10,663	19,501	(8,838)
14.5%	5.3%	9.2%	11.8%	15.7%	(3.9%)

        The gross profit percentage in the fourth quarter of fiscal 2014 compared to the same period in the previous year relates to a number of factors including improved material costing with contract manufacturers. Pricing reductions scheduled in fiscal 2014 placed downward pressure on the gross margin percentage. Steps have been taken to reduce overhead costs including through the relocation of warehouse locations. We continue to work toward negotiating more favorable pricing with component suppliers and contract manufacturers.

Expenses

Research and Development

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
4,863	7,713	(2,850)	19,948	34,020	(14,072)

        The R&D expenses were impacted by changes announced on April 10, 2013 to our existing operational framework with Nokia. The termination of the Italian services agreement, in particular, resulted in a significant reduction to our expense profile. In addition, substantial cost reduction actions including the closure of our Israeli design centre and the reduction in staff levels, primarily in Canada, further reduced expenses.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

	Q4 FY2014 vs. Q4 FY2013	Full Year FY2014 vs. Full Year FY2013
Key Drivers:
Nokia's Italian service agreement	(2.6)	(10.2)
Lease Holiday — amortization of asset recognized on business combination	(0.2)	(2.1)
Israeli location; R&D resources no longer employed in Israel	(0.2)	(1.6)
Canadian compensation — reduced staff year over year	—	(1.6)
Depreciation — assets acquired primarily through the Nokia Acquisition	(0.8)	(1.0)
Material spending and certification costs in Canada	0.3	(0.3)
China — twelve months of activity in FY2014 vs. nine months in FY2013	0.3	2.8
Contracted Services and Other	0.3	(0.1)

	(2.9)	(14.1)

        Note: R&D Canadian compensation reductions include the benefit of an estimated $0.3 million due to the strength of the USD relative to the CAD in fiscal 2014 compared to fiscal 2013.

Sales and Marketing

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
3,165	4,138	(973)	13,201	16,088	(2,887)

        Similar to the factors described for R&D, the termination of the Italian services agreement impacted the expense base for Sales & Marketing ("S&M"). In addition, reductions in staff levels globally further reduced spending for the sales and marketing organizations.

Changes to S&M expense in USD Millions:

	Q4 FY2014 vs. Q4 FY2013	Full Year FY2014 vs. Full Year FY2013
Key Drivers:
Compensation related spending — reductions in staff	(0.3)	(0.7)
Nokia's Italian service agreement	(0.3)	(1.1)
Variable compensation	(0.2)	(0.7)
Closure of the Israeli sales office	(0.1)	(0.4)
Travel & living, professional fees	(0.1)	(0.3)
Increased spending on external contracted resources		0.3

	(1.0)	(2.9)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
3,762	6,600	(2,838)	17,087	26,601	(9,514)

        General & Administrative ("G&A") expenses have decreased relative to the same three and twelve month periods in the previous year. Once again the changes relate predominantly to the Nokia services agreements and the restructuring efforts that took place in fiscal year 2013.

Changes to G&A Expenses in USD Millions:

	Q4 FY2014 vs. Q4 FY2013	Full Year FY2014 vs. Full Year FY2013
Key Drivers:
Lower variable compensation	—	(0.4)
Compensation related spending — reductions in staff	(0.2)	(2.1)
Contractor and other professional services costs	(0.6)	(0.7)
Nokia's services agreements	(1.0)	(4.2)
Legal Fees	(0.3)	(0.9)
Production and warehousing costs not in COGs	(0.5)	(0.3)
Lower travel costs and other	(0.1)	(0.8)
Rent	(0.1)	(0.1)

	(2.8)	(9.5)

        It should be noted that reductions in compensation related spending in Canada includes approximately $0.3 million in benefit from the strength of the USD in fiscal 2014 relative to fiscal year 2013. This change makes CAD expense relatively less expensive when translated for financial statement purposes to USD.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Amortization of Intangible Assets

	Three Months Ended			Twelve Months Ended
	February 28, 2014	February 28, 2013	Variance	February 28, 2014	February 28, 2013	Variance
	$	$	$	$	$	$
Amortization of DragonWave Ltd (formerly Axerra) Technology & Customer Relationships	0	0	0		451	(451)
Amortization of Nokia (Technology, Customer Relationships & Favourable AR terms)	0	542	(542)	598	2,151	(1,553)
Amortization of computer software & infrastructure software	404	303	101	1,302	1,146	156

	404	845	(441)	1,900	3,748	(1,848)

        The amortization of technology and customer relationships acquired as part of our acquisition of DragonWave Ltd. (formerly known as Axerra Networks Ltd.) and the related Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS") liability ended with the write off of DragonWave Ltd. acquisition-related intangibles on August 31, 2012. As a result, there were no expenses associated with the amortization of these balances in fiscal year 2014. The only remaining intangible asset associated with the acquisition of Nokia's microwave transport business is the asset associated with the favourable accounts receivable terms negotiated in the applied transaction documents. Amortization of computer software and infrastructure software has grown modestly over the past year with new software purchases.

Accretion (Expense)

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
(48)	(56)	8	(222)	(124)	(98)

        The accretion expense in the prior fiscal year related primarily to the accretion of the Israeli OCS liability. The value of the OCS liability was reduced to zero at August 31, 2012. A small accretion expense was recognized in the three months ended February 28, 2014 associated with balances which arose on the acquisition of Nokia's microwave transport business.

Restructuring Expense

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
—	(448)	448	—	(2,085)	2,085

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The restructuring expenses in fiscal year 2013 related to the announcements in that year of the elimination of positions across all functional areas of the business, which were primarily located in Canada and Israel.

Interest Expense

	Three Months Ended		Twelve Months Ended
	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Amortization of deferred financing costs and other	181	206	734	579
Interest on the Debt	259	245	1,016	1,083

	440	451	1,750	1,662

        On June 4, 2012, we borrowed against our credit facility with Comerica Bank and Export Development Canada. As discussed above, on January 6, 2014 the line of credit was increased and extended. The revised line has been increased to $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities and will expire on June 1, 2016.

        As of the date of this MD&A, $15.0 million is outstanding on the line. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

        We capitalized the initial costs associated with the credit facility and amortize that into the statement of operations ratably each month.

Impairment of Intangible Assets

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
—	(5,388)	5,388	—	(13,812)	13,812

        During the previous fiscal year, in the three months ended August 31, 2012, we performed an analysis of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from their use or disposition. Based upon this analysis, we wrote the assets down to their fair value and recorded a corresponding impairment charge as outlined in the table above.

Warrant Issuance Costs

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
—	—	—	(662)	—	(662)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The total costs associated with the Equity Offering in September, 2013, including fees and expenses, approximated $2.6 million. Because of the existence of the warrant liability, a prorated portion of the total fees and expenses was reported on the Statement of Operations for the year ended February 28, 2014. The remainder of the total fees and expenses impacted equity directly.

Gain/(Loss) on Change in Estimate

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
(553)	—	(553)	2,759	6,958	(4,199)

        There are four factors contributing to the gain on change in estimate during the three and twelve months ended February 28, 2014:

  •
  In the fourth quarter, we reduced the estimated receivable related to the disposition of DragonWave Ltd.; this estimate change had a $0.6 million impact on the Statement of Operations.

  •
  In fiscal year 2014, we adjusted the value of product related accrued liabilities estimated at the time of the acquisition of Nokia's microwave transport business which we no longer believe are likely to occur ($2.7 million).

  •
  We adjusted the termination liability for the Italian services agreement ($0.3 million); this impacted the twelve months ended February 28, 2014.

  •
  We changed the estimate of our Israeli lease liability ($0.3 million); this impacted the twelve months ended February 28, 2014.

        Impacting the twelve months ended February 28, 2013 was the change in estimate made related to a contingent liability calculated on the of sale of our Israeli subsidiary, DragonWave Ltd ($1.5 million), combined with an increase in a Nokia related contingent receivable for $5.5 million. The reduction in the liability and increase in contingent receivable resulted in a corresponding gain which totaled $6.0 million.

Gain on Contract Amendment

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
—	—	—	5,702	—	5,702

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As described in the section entitled "Acquisition of Microwave Transport Business of Nokia Siemens Networks (now Nokia)", a number of factors make up the Gain on Contract Amendment as follows:

YTD FY2014
Revaluation of the Indian lease obligation	(0.4)
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on contract amendment	(5.7)

Gain on Purchase of Business

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
—	—	—	—	19,397	(19,397)

        We recognized a gain of $19.4 million in the three and twelve months ended February 28, 2013 due to the difference between the cumulative tangible and intangible net assets and the purchase price of the acquisition of Nokia's microwave transport business.

Fair Value Adjustment — Warrant Liability

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
(352)	—	(352)	3,235	—	3,235

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The warrant liability is required to be presented at its estimated fair value as at each Balance Sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in the Consolidated Statement of Operations.

Warrant Exercises and Fair Value Adjustments
Warrant liability estimated at September 23, 2013	6.4
Exercises of warrants in Q3 FY2014	(0.6)
Exercises of warrants in Q4 FY2014	(1.2)

4.6

Fair value adjustment — warrant liability in Q3 FY2014	(3.6)
Fair value adjustment — warrant liability in Q4 FY2014	0.4

Fair value adjustment — warrant liability FY2014	(3.2)

Value of warrant liability on the balance sheet at February 28, 2014	1.4

        Subsequent to February 28, 2014, 200,000 warrants were exercised resulting in an issuance of 199,388 of our common shares.

Foreign Exchange Gain (Loss)

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
(311)	145	(456)	(1,530)	23	(1,553)

        The foreign exchange balance for the three and twelve months ended February 28, 2014 is driven by the valuation of our foreign denominated monetary balances, primarily the valuation of the EUR relative to the USD during this twelve month period. We do participate from time to time in forward exchange contracts which help to mitigate our exposure to these fluctuations.

Income Taxes Expense (Recovery)

Three Months Ended			Twelve Months Ended
February 28 2014	February 28 2013	Variance	February 28 2014	February 28 2013	Variance
$	$	$	$	$	$
128	428	(300)	398	(81)	479

        The year-over-year change in income tax expense relates primarily to the write down of the deferred tax assets associated with the impairment of certain DragonWave Ltd. (Israeli entity) related balance sheet items. The expense in fiscal year 2014 relates to the anticipated payment of taxes in entities that provide either R&D or sales and customer support services to the rest of DragonWave and have no tax losses available.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As at February 28, 2014, we had cumulative tax loss carryforwards in the following jurisdictions: Canada — $89,914, United States — $8,271, Luxembourg — $54,469.

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at February 28, 2014	As at February 28, 2013
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	18,992	22,959
Working Capital	40,051	34,491
Long Term Assets	18,326	23,872
Long Term Liabilities	16,934	2,753
Working Capital Ratio	2.2: 1	1.5: 1
Days Sales Outstanding in accounts receivable	81 days	102 days
Inventory Turnover	1.9 times	2.4 times

  Cash and Cash Equivalents

        As at February 28, 2014, we had $19.0 million in Cash and Cash Equivalents ("Cash"), representing a $4.0 million decrease from the Cash balance at February 28, 2013.

        The following table explains the change in Cash in the three and twelve months ended February 28, 2014.

	Fourth Quarter FY2014	Full Year 2014
Beginning Cash Balance	23,545	22,959
Net Income adjusted for Non-Cash Items	(8,405)	(36,035)
Change in inventory	1,226	2,306
Change in accounts receivable, Nokia's contingent receivable and other current assets	612	31,041
Change in accounts payable and other liabilities	2,849	(23,044)

Working capital changes	4,687	10,303

Capital asset acquisitions	(430)	(1,764)
Principal payments on capital lease obligations	(230)	(1,436)

Non-working capital cash changes	(660)	(3,200)

Exercise of stock options and other	(175)	2,531

Cash Outflow before Equity Offering	(4,553)	(26,401)

Net proceeds on Equity Offering		22,434

Ending Cash Balance	18,992	18,992

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Operating losses were once again a significant driver in the use of Cash in the three and twelve months ended February 28, 2014.

        In the year ended February 28, 2014, the Equity Offering increased cash resources by $22.4 million.

        Many of the other significant changes in the twelve months ended February 28, 2014 relate to the renewed framework with Nokia, announced on April 10, 2013:

  •
  We collected $13.8 million related to the contingent receivable from Nokia in the first quarter of fiscal 2014.

  •
  We collected $19.4 million in accounts receivable. Offsetting this cash inflow was our payment to Nokia for outstanding accounts payable in the amount of $13.8 million.

        Inventory decreased in size relative both to the balance at November 30, 2013 and to the balance at February 28, 2013.

Working Capital

Changes in working capital	November 30, 2013 to February 28, 2014	February 28, 2013 to February 28, 2014
Beginning working capital balance	50,002	34,491
Cash and cash equivalents, restricted cash, and short term investments	(4,553)	(3,967)
Trade receivables	(1,601)	(18,044)
Inventory	(1,226)	(2,306)
Other current assets	989	(168)
Contingent receivable		(13,843)
Future income tax asset		—
Accounts payable and accrued liabilities	(3,480)	26,998
Debt facility	—	15,000
Deferred revenue	(320)	179
Capital lease obligation	190	1,456
Contingent liabilities	50	255

Net change in working capital	(9,951)	5,560

Ending working capital balance	40,051	40,051

  Trade Receivables

        The trade receivables balance decreased by $18.0 million between February 28, 2013 and February 28, 2014 due primarily to the payment by Nokia of $19.4 million in receivables outstanding in the first quarter of fiscal 2014. The days sales outstanding fell from 102 days at February 28, 2013 to 81 days sales outstanding at February 28, 2014 which also contributed to a lower accounts receivable balance. In addition, the fourth quarter's sales were $10.4 million higher in fiscal 2013 than there were in fiscal 2014 which would also result in a higher trade receivables balance at February 28, 2013 than the year end twelve months later.

        Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (February 28, 2014 — 3.0%; February 28, 2013 — 0.7%).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As at February 28, 2014, one customer exceeded 10% of the total receivable balance. This customer represented 56% of the trade receivables balance (February 28, 2013 — one customer represented 67% of the trade receivables balance).

        Included in G&A expenses is an expense of $48 thousand related to bad debt expense for the three months ended February 28, 2014 and $0.5 million related to bad debt expenses for the twelve months ended February 28, 2014 (fourth quarter fiscal year 2013 — $0.2 million; full year fiscal year 2013 — $0.1 million).

  Inventory

        The inventory balance decreased by $2.3 million relative to the closing balance at February 28, 2013. By product category, the decreases and increases in inventory may be described as follows:

Closing inventory February 28, 2013	32.7

Flexipacket/Harmony product line increases	(1.1)
Horizon Compact and Quantum products	(1.8)
Horizon Compact Plus	1.9
Antennas, peripherals and other	(1.3)

Ending inventory at February 28, 2014	30.4

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $27.0 million between February 28, 2013 and February 28, 2014. The primary driver for the decrease related to the renewed operational framework with Nokia which resulted in our payment to Nokia of outstanding accounts payable in the amount of $13.9 million, and the reduction in the payable balance to Nokia associated with the termination of the Italian services agreement of $13.3 million. Offsetting these reductions was the recognition of an estimated termination fee, currently valued at $9.1 million, relating to the termination of the Italian services agreement. The amount recorded is an estimate subject to measurement uncertainty as to the timing and amount that could have a material impact on our financial statements should actual results differ from those estimated.

  Debt Facility

        It should be noted that the debt facility is included in the working capital table above because it moved from short term at February 28, 2013 to long term at February 28, 2014.

Use of Proceeds

        Our net proceeds from the Equity Offering, after payment of the underwriters' fee and deducting the expenses of the Equity Offering were $22.4 million.

        As previously disclosed we planned to use the proceeds we received from the Equity Offering as follows: approximately $15.0 million to strengthen our balance sheet, approximately $5.0 million to fund working capital and approximately $2.4 million for general corporate purposes. In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a pre-condition to qualifying to supply products. To the extent we are successful in winning more

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

business funds allocated to strengthening our balance sheet may be re-allocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

        Although we intend to use the net proceeds from the Equity Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

Reconciliation of Use of Proceeds

        The following table sets out a comparison of the intended use of proceeds disclosed in the prospectus supplement dated September 18, 2013 (the "Intended Use of Proceeds") publicly filed in connection with the Equity Offering and actual use of proceeds from the Equity Offering (other than working capital), along with an explanation of the variances and the impact of the variances on our ability to achieve our business objectives and milestones:

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
Strengthen our balance sheet	$15.0 million	Strengthen our balance sheet	$15.0 million	No variance.
General corporate purposes	$2.4 million	General corporate purposes	$2.4 million	No variance.

Liquidity Discussion

        Our consolidated financial statements for the three and twelve month periods February 28, 2014 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past three years, mainly attributable to expense base reductions that lagged reductions in sales volumes, and our acquisition and integration of Nokia's microwave transport business.

        We have formulated a plan to return to cash break-even and to continue to operate as a going concern. Some of the significant assumptions and associated risks of our plan include:

  •
  Achieving sustainable sales growth in our Nokia and non-Nokia channel business including new accounts

  •
  Reducing the costs of our materials to improve margin performance on hardware

  •
  Efficiently and cost effectively expand into new regions including India and South America

  •
  Continued access to debt under arrangements with our current lenders

        While we believe that our assumptions are reasonable, actual events or circumstances may cause the assumptions to be incorrect and actual results may differ materially from the plan.

        In addition, DragonWave as a publicly traded company has access to cash resources through the equity markets.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Commitments as at February 28, 2014

        Future minimum operating lease payments as at February 28, 2014 per fiscal year relate to leases of office and warehouse space. They are as follows:

		Payment due by period (Figures are in thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$3,876	$1,689	$2,187	—	—

Total	$3,876	$1,689	$2,187	—	—

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        The following tables shows common share activity in fiscal year 2014.

Common Shares
Balance at February 28, 2013	38,048,297

Exercise of stock options	49,610
Other	9,547

Balance at May 31, 2013	38,107,454

Exercise of stock options	10,321
Other	6,105

Balance at August 31, 2013	38,123,880

Public offering	11,910,000
Exercise of warrants	2,779,742
Other	9,742

Balance at November 30, 2013	52,823,364

Exercise of stock options	253,983
Exercise of warrants	4,920,267
Other	11,132

Balance at February 28, 2014	58,008,746

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Year ended February 28, 2014
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2013	2,529,088	$4.89

Granted	660,500	$2.24
Exercised	(49,610)	$1.34
Forfeited	(275,961)	$5.31

Options outstanding at May 31, 2013	2,864,017	$4.30

Granted	25,100	$2.85
Exercised	(10,321)	$1.56
Forfeited	(78,681)	$5.40

Options outstanding at August 31, 2013	2,800,115	$4.26

Granted	946,600	$1.58
Exercised	—	$—
Forfeited	(277,683)	$4.16

Options outstanding at November 30, 2013	3,469,032	$3.54

Granted	17,350	$1.68
Exercised	(253,983)	$1.34
Forfeited	(59,078)	$3.50

Options outstanding at February 28, 2014	3,173,321	$3.71

        As at February 28, 2014, there were 58,008,746 common shares issued and outstanding, options to purchase 3,173,321 common shares granted under our stock option plan, and 3,171,000 warrants exercisable for common shares, with the number of common shares issuable upon exercise subject to adjustment in accordance with terms of the warrants.

        As of May 8, 2014 there were 58,215,055 common shares issued and outstanding, 3,173,321 options to purchase common shares outstanding under our stock option plan, and 2,971,000 warrants exercisable for common shares, with the number of common shares issuable upon exercise subject to adjustment in accordance with terms of the warrants. See "Our Priorities — Equity Offering".

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three months ended February 28, 2014 a total of 8,905 common shares were purchased by employees at fair market value (full year fiscal 2014 — 29,221), while we issued 2,227 common shares as our matching contribution (full year fiscal 2014 — 7,305).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The fair value of the unearned ESPP shares as at February 28, 2014 was $13 thousand (February 28, 2013 — $23 thousand). The number of shares held for release, and still restricted under the ESPP at February 28, 2014 was 7,305 (February 28, 2013 — 7,760).

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$5,000
Luxembourg City	Luxembourg	FPS Offïce Center S.A.R.L.	Month to Month	$1,500
Singapore	Singapore	APBC Pte Ltd	August, 2014	$3,200
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$115,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$55,404
Herzlyia	Israel	Margalin Holdings Ltd.	Month to Month	$2,289

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favourable.

        On January 21, 2014, we subleased a portion of our Kanata office space and as such we have recorded, during the year ended February 28, 2014, net rent expense of $84 thousand representing the present value of our estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at February 28, 2014 we have provisions totaling $0.2 million on inventory held by contract manufacturers that we do not expect to be fully used.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Financial Instruments

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, and other financial liabilities.

Fair Value

        The following table summarizes the carrying values of our financial instruments

	February 28, 2014	February 28, 2013
Assets held at fair value(1)	19,011	36,802
Loans and receivables(2)	21,363	37,519
Other financial liabilities(3)	45,838	74,435
Liabilities held at fair value(4)	1,360	255
(1)
Includes cash, cash equivalents, contingent receivables and forward exchange contracts

(2)
Includes trade receivables, and other receivables which are financial in nature

(3)
Includes accounts payable, accrued liabilities, debt facility, and lease obligations

(4)
Includes warrant liability and contingent liabilities

        We classify its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value:

Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        Our foreign exchange forward contracts are classified within Level 2 as they are based on foreign currency rates quoted by banks and other public data sources. The fair values of the foreign exchange forward contracts are based upon the difference between the forward exchange rate and the contract rate with expected cash flows and effect on the consolidated statements of operations expected to occur upon settlement;

        Our contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts;

        The warrant is a liability and is classified as Level 3. We used a Monte-Carlo Simulation model to estimate the fair value of the warrants. Significant assumptions used at February 28, 2014 for the warrants include a

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure;

        As at February 28, 2014, we held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

        As at February 28, 2013, we held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Contingent receivable	—	13,843	13,843
Financial Liabilities
Contingent liabilities	—	255	255

        A reconciliation of the warrant liability measured at fair value with the use of significant unobservable inputs (Level 3) for the year ended February 28, 2014 follows:

	Year ended February 28, 2014
	Warrants	$
Balance at March 1, 2013	—	—
Issuance of warrants	8,932,500	6,425
Fair value adjustments — warrant liability	—	(3,235)
Exercise of warrants	(5,761,500)	1,830

Balance at February 28, 2014	3,171,000	1,360

Interest rate risk

        Cash and cash equivalents and our debt facility which has interest rates with market rate fluctuations expose us to interest rate risk on these financial instruments. Net interest expense related specifically to the long term debt of $0.3 million and $1.0 million respectively, was recognized during the three and twelve months ended February 28, 2014 (three and twelve months ended February 28, 2013 — $0.2 million and $1.1 million respectively). In each quarter a small amount of interest on bank accounts held internationally is recognized. It amounts to approximately $40 thousand each quarter.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, and restricted cash in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. Our foreign exchange forward contracts mature at various dates through March 2014 and have a notional value of $1.2 million. During the year ended February 28, 2014, we recorded approximately $19 thousand of gains related to its foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of February 28, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a decrease in after-tax net income (loss) of $0.1 million for the three and twelve months ended February 28, 2014 (three and twelve months ended February 28, 2013 — increase of $42 thousand), with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 28, 2014.

Economic Dependence

        We were dependent on one key customer with respect to revenue in both the three and twelve months ended February 28, 2014 (Fourth quarter FY2014 — 68%; full year FY2014 — 59%); (Fourth quarter FY2013 — 61%; full year FY2013 — 63%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three months and twelve months ended February 28, 2014), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2014 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of February 28, 2014.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 14, 2014, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2014, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The adoption did not have an impact on our consolidated financial statements.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption did not have an impact on our consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220 — Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013- 02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the Company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the Company on March 1, 2013. The adoption of this guidance did not have an impact on our consolidated financial statements.

FUTURE ACCOUNTING CHANGES

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the company prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Retrospective application is required. The adoption of ASU 2013-04 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Prospective application is required. The adoption of ASU 2013-11 is not expected to have a material impact on the Company's Consolidated Financial Statements.

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  Exhibit 15.2